May 10, 2013

Correspondence Filing Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3561
Attn:    Daniel L. Gordon

Re:    Apartment Investment and Management Company
Form 10-K
Filed February 25, 2013
File No. 001-13232

Dear Mr. Gordon:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) addressed to me on behalf of Apartment Investment and Management Company (the “Company”), in a letter dated April 30, 2013. The Company's responses to the Staff's comments are set forth below.

Item 2. Properties, page 14

1.
Comment: We note your disclosure on page 9 regarding your intended redevelopment costs. In future Exchange Act periodic reports, to the extent you engage in redevelopment of your properties, and to the extent such redevelopment is material, please provide disclosure regarding your anticipated completion date, costs incurred to date, and budgeted costs.

Response: The Company confirms that in future Exchange Act periodic reports it will provide disclosure regarding the anticipated completion dates, costs incurred to date, and budgeted costs for material redevelopment projects.

United States Securities and Exchange Commission
May 10, 2013

Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 20

Executive Overview, page 20

2.
Comment: We note your definition of EBITDA on page 5. Please note that Exchange Act Release No. 47226 defines EBITDA as earnings before interest, taxes, depreciation and amortization. To the extent that you define EBITDA differently for purposes of calculating your leverage ratios, please characterize the measure as something other than EBITDA. Refer to Question 103.01 of the Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.

Response: The Company confirms that in future filings it will characterize the measure of EBITDA used in leverage ratios as "Adjusted EBITDA."

Results of Operations, page 22

3.	Comment: Please define “average revenue per effective unit” to the extent that you continue to present this metric in future filings. Please provide us with your proposed disclosure.

Response: In response to the Staff's comment, to the extent the metric "average revenue per effective unit" is presented in future filings, the Company will provide the following definition.

Average revenue per effective unit represents rental and other property revenues multiplied by the Company's economic ownership interest in the properties divided by effective units, which represent the number of actual property units multiplied by the Company's economic ownership interest in the property as of the end of the current period.

Please note that rental and other property revenues multiplied by the Company's economic ownership interest in the properties are a component of proportionate property net operating income, which is the key measurement the Company uses to evaluate segment performance.

Equity and Partners' Capital Transactions, page 36

4.
Comment: We note that you have disclosed the net proceeds of 405,990 shares issued in 2012 through your preferred stock at-the-market program. Please tell us the gross proceeds or, alternatively, the average price per share of the shares issued in this program. To the extent you issue shares in the future under this program, please also include such disclosure in your future Exchange Act periodic reports.

Response: During 2012, the Company issued 405,990 shares of its Class Z Cumulative Preferred Stock through its at-the-market offering program. The Company issued the shares for net proceeds per share of $24.24, reflecting an average price to the public of $24.78 per share less commissions and transaction costs of $0.54 per share. The Company disclosed the amounts of gross and net

United States Securities and Exchange Commission
May 10, 2013

proceeds per share within Note 12 to the consolidated financial statements in Part I Item 8 of its Form 10-K; however, based on the immateriality of the commissions and transaction costs for this equity issuance, the Company elected only to disclose the net proceeds for this equity issuance within the Equity and Partners' Capital Transactions discussion. To the extent the Company issues shares in the future under this program, the Company will disclose in future Exchange Act periodic reports information regarding both the gross and net proceeds from the issuance, if the difference between the two amounts is material.

Consolidated Statements of Cash Flows, page F-8

5.
Comment: Please tell us what is included in “Other investing activities” and “Other financing activities.” To the extent that amounts in these categories are significant to the category as a whole, please confirm that you will identify components separately on the face of the cash flows statement or provide narrative disclosure in the MD&A.

Response: For each of the years ended December 31, 2012, 2011 and 2010, cash used in or provided by "other investing activities" primarily included cash transferred to or from restricted cash accounts associated with investing activities, proceeds from the repayment of notes receivable, originations of notes receivable and casualty insurance proceeds.

For each of the years ended December 31, 2012, 2011 and 2010, cash used in or provided by "other financing activities" primarily included payments on borrowings other than non-recourse property debt or term loans, payment of deferred financing costs, changes in restricted cash accounts required by lenders and contributions from noncontrolling interest partners in consolidated real estate partnerships.

In preparing the statements of cash flows, the Company evaluated each item to determine whether separate line item presentation is appropriate and aggregated those items that did not warrant separate presentation into the “other” category. In determining whether to present a component of cash flow separately on the face of the cash flow statement, the Company evaluated the quantitative significance of the nature of the cash flows to the categories taken as a whole. Additionally when preparing the MD&A the Company determined if the nature of the cash flows were material to the reader's understanding of the Company's cash flows and/or liquidity.

In future filings, the Company confirms that, to the extent the amounts in these categories are significant to the category as a whole, the Company will continue to identify the components separately on the cash flow statement or provide narrative disclosure in the MD&A.

Note 10 - Commitments and Contingencies, page F-33

6.
Comment: Please expand your discussion of the put option on the West Harlem properties to discuss the current operating performance of the properties as it relates to the achievement of performance thresholds that would trigger the put option. To the extent known by management, please also discuss the likelihood of the put option being exercised.

United States Securities and Exchange Commission
May 10, 2013

Response: In order for the properties to be put to the Company, the owner of the properties must satisfy specified performance thresholds as well as certain operational and compliance requirements.

The performance thresholds require that the properties, in aggregate, achieve specified annualized gross rental income amounts for the month preceding the put exercise date. The operational and compliance requirements indicate that, among other things, the properties must be operated in accordance with applicable laws and regulations and that the owner of the properties must provide notice to the Company of such compliance within certain time frames. The owner may put the properties to the Company in the month following the satisfaction of the performance threshold based on the representation that the operational and compliance requirements have been met.

Once the put option has been exercised, the properties then again have to meet the performance thresholds for the month preceding the scheduled closing date for the Company's purchase of the properties, which must occur within 120 days from the put exercise date. Additionally, during the time between the put exercise and closing dates, the Company will validate that the performance threshold was met for the month preceding the option exercise date and will also validate the owner's compliance with the operational and compliance requirements.

Thus, although the owner may exercise the put when he represents the performance threshold has been met and that he has satisfied the operational and compliance requirements, the exercise is conditional as the closing may only occur on satisfaction of the other conditions discussed above.

The Company does not believe all the operational and compliance requirements have been met. Further, even if all the operational and compliance requirements have been met, as well as the aforementioned performance thresholds, the Company does not know if the owner will put the properties to the Company prior to the put expiration in November 2016.

Based on the foregoing, the Company does not believe it can provide a meaningful discussion regarding the likelihood that the put option will be exercised and whether the conditions required for closing will be satisfied. The Company elected to disclose the potential cash payment required at both the low and high performance thresholds in the event the conditions precedent to close the transaction are satisfied in the future.

Please note that the Company recently entered into discussions with the owner regarding potential modifications to the existing agreement or other alternatives to acquiring the properties. In future filings, the Company will revise the discussion to reflect the current status of these discussions as appropriate.

As requested by the Staff, the Company acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in their filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
May 10, 2013

If you have further questions regarding the information provided, please contact Ernie Freedman, Executive Vice President and Chief Financial Officer, at (303) 691-4316 (phone) or me at (303) 691-4554.

Sincerely,

/s/ Paul Beldin

Paul Beldin
Chief Accounting Officer

Cc:    Lisa R. Cohn
Ernie Freedman